AEGIS CAPITAL CORP.
810 7TH Avenue
New York, New York 10019

May 24, 2012

VIA EDGAR AND TELECOPY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Trovagene, Inc. (the “Company”)
        File No. 333-180810
        Registration Statement on Form S-1

Ladies and Gentlemen:

We, as representatives of the several underwriters, hereby request the withdrawal of our request for acceleration, dated May 22, 2012, of the effective date of the above-referenced Registration Statement that was requested to become effective at 5:00 p.m., Washington D.C. time, on May 24, 2012, or as soon thereafter as practicable.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna

Name: Kevin C. McKenna
Title: Chief Compliance Officer